MeadWestvaco Corporation     World Headquarters
                                 One High Ridge Park
                                 Stamford, CT 06905

[MeadWestvaco Logo]

NEWS RELEASE

Media contact:                         Investor Relations
Alison von Puschendorf                 Mark F. Pomerleau
tel 203 461 7634                       tel 203 461 7616





              MEADWESTVACO CORPORATION ANNOUNCES FINAL RESULTS OF
                            COMMON STOCK TENDER OFFER

STAMFORD, Conn., June 14, 2005 - MeadWestvaco Corporation (NYSE: MWV) today announced the final results of its modified Dutch Auction tender offer to purchase shares of its common stock. The tender offer expired at 5:00 p.m., Eastern Time, on Wednesday, June 8, 2005.

Based on the final count by the depositary for the tender offer, 18,706,725 shares of common stock were properly tendered and not properly withdrawn at prices at or below $29.50 per share. MeadWestvaco has accepted for purchase and will pay for all of these shares at a purchase price of $29.50 per share beginning on Wednesday, June 15. The depositary for the tender offer, The Bank of New York, will promptly pay for the shares accepted for purchase and return all other shares tendered and not accepted for purchase. Immediately after completion of the tender offer, approximately 186,415,715 shares of MeadWestvaco common stock will be issued and outstanding.

Investor questions concerning the tender offer may be directed to the information agent, Georgeson Shareholder Communications Inc. at (800) 280-0857, or the dealer manager, Goldman, Sachs & Co. at (800) 323-5678.

ABOUT MEADWESTVACO CORPORATION
MeadWestvaco, headquartered in Stamford, Conn., is a global packaging company that delivers high-value packaging solutions and products to the world's most recognized companies in the food and beverage, media and entertainment, personal care, cosmetic and healthcare industries. The company also has market-leading positions in its Consumer & Office Products, Specialty Chemicals and Specialty Papers businesses. MeadWestvaco, with operations in more than 29 countries, has been selected for the Dow Jones Sustainability Indexes, and manages its forestlands in accordance with the Sustainable Forestry Initiative(R). For more information, please visit www.meadwestvaco.com.